Filed by Columbus Circle Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp II

Subject Company: Elroy Air, Inc.

Commission File No.: 001-43112

The following materials were made available in connection with the proposed business combination (the “Business Combination”) between Columbus Circle Capital Corp II (to be renamed Inflection Point Acquisition Corp. VII) (“IPAC”) and Elroy Air, Inc. (“Elroy Air”).

Set forth below is an email communication sent to certain employees of Elroy Air on June 25, 2026:

Team,

Dave and Clint founded Elroy Air with a clear vision: pioneer the next era of autonomous aerial logistics and revolutionize express shipping —all developed on a purpose-built, American-made platform for moving critical cargo where roads, runways, and crews can’t easily go. In the years since, this team has turned that concept into a reality. You have designed, built and delivered a history-making, first-of-its-kind aircraft, Chappie. Along the way, we’ve built relationships with the most important organizations in our sector, including the Department of War, U.S. Army, the U.S. Marine Corps, and the U.S. Air Force. We’ve partnered with leaders in commercial logistics including Bristow Group and FedEx. And we are well underway working towards scaled production with Kratos Defense & Security Solutions, a world-leader in aerospace manufacturing.

We are taking a giant step in our mission and wanted you to hear it from me first: tomorrow morning, we will be announcing that Elroy Air has entered into a definitive business combination agreement with Inflection Point Acquisition Corp VII, a special purpose acquisition company or SPAC, and upon closing, will become a publicly traded company.

This is a milestone very few companies ever reach, and we are reaching it because of the work you have done. The transaction is supported by more than $165 million in committed PIPE — Private Investment in Public Equity —capital, which gives us the resources to fully fund commercial-scale production of Chaparral with our manufacturing partner Kratos while enabling Elroy Air to compete for a growing pipeline of defense, commercial, and rapid response missions. And it positions us to be the partner this country needs at a moment when both drone dominance and logistics have never mattered more to our national interests.

Our partner in this transaction, Inflection Point, is a leading financial sponsor for companies like us that define national security and critical infrastructure. They are led by Michael Blitzer, who has deep experience in this industry and has successfully brought multiple companies to the public markets across aerospace & defense, critical minerals, and technology —including Intuitive Machines and USA Rare Earth. They know this path, and we are confident this is the right partnership for us as we take these next steps. Mike and his team were the “suits” on the ground in Indiana, and they walked away stunned by what we’ve built and how well Chappie and our team performed in Indiana.

While this is a pivotal moment, it is important to note that our priorities are still the same. Autonomous flight is the next great logistics revolution, and Elroy Air intends to lead it. We will continue to develop Chaparral and ensure that we can perform our nation’s and its allies diverse mission sets.

Until the announcement is public tomorrow morning, please keep this news confidential and refrain from sharing it outside the company—including with family, friends, or on social media. We expect the transaction to close in the fourth quarter of this year, subject to customary closing conditions, including regulatory and shareholder approval. During this time, we need to be cautious about sharing any information externally about the company or our financial performance. We will provide additional guidance on what this means, as well as further detail on equity and the closing process. If you receive inquiries from media or investors, please direct them to Chelsea Dietz, and do not respond directly unless you are explicitly asked to.

I know you have questions about what comes next and what this announcement means for you. We will host another All Hands Meeting on Monday, where we hope to answer many of your initial questions. Over the coming weeks and months, we will share more about timing, the closing process, and what to expect as we become a public company. Until then, there is a lot of work to do for all of us. It is important for us to maintain the same level of focus and intensity on the work in front of us.

As we reflect on how far Elroy Air has come, I, along with Dave and the Board of Directors, am incredibly proud of what you have accomplished. You have taken a bold vision –redefining autonomous heavy-cargo transport –and transformed it into real flight, real customers, a real customer pipeline, and real confidence in what we’re building. This is the time to push that vision further, and I would not want to chart that path with any other team.

Onward and upwards,

Andrew

Set forth below is an article by Barrat Dewey in Tectonic published on June 29, 2026:

Tectonic

Drone Startup Elroy Air to Go Public Via $1B SPAC Deal

By Barrat Dewey

29 June 2026

As we all know, there’s a whole lot of private capital going into defense these days, but more and more companies are jumping on the growing appetite in the public markets, too.

On Friday, California-based heavy-lift drone startup Elroy Air announced plans to go public later this year through a Special Purpose Acquisition Company (SPAC) led by Inflection Point Asset Management.

●	The merger includes over $165M in committed Private Investment in Public Equity (PIPE) capital and values Elroy at $800M pre-money, giving the company an expected $1B valuation when it’s listed on the Nasdaq.

●	Elroy Air was founded in 2016 and raised a $40M Series A in 2021 from Lockheed Martin Ventures, Marlinspike, and DiamondStream Partners.

●	Inflection Point, Elroy’s partner in this move, is an old hand in the aerospace & defense SPAC world. They’ve taken aviation autonomy startup Merlin Labs, USA Rare Earth, and space companies Intuitive Machines and Quantum Space public in the past few years.

SPAC-tacular times: Elroy’s IPO-via-SPAC plan is the latest in a string of public market forays for defense and defense-adjacent companies in recent months, including drone-maker Aevex, HawkEye 360, Applied Aerospace & Defense, Ukrainian-American drone software company Swarmer, and defense components manufacturer Arxis. There was also that whole SpaceX thing.

“We’re seeing just incredible tailwinds right now around defense tech, and not just general tailwinds, but this real focus on contested logistics, which is a core part of what we do,” Elroy Air CEO Andrew Clare told Tectonic.

Good chap: Elroy Air’s flagship VTOL unmanned aircraft, Chaparral, is the focal point for this capital raise and the company’s production ramp-up plans.

●	The drone, which comes in at about 22 feet long with a 30-foot wingspan, is primarily designed for long-range cargo missions. It has a payload capacity of up to 500lbs and can fly over 400 miles at 132mph.

●	It features eight propellers for vertical takeoff and landing, four of which shift down for forward propulsion.

●	Elroy isn’t making the aircraft themselves—last September, they inked a five-year “exclusive manufacturing agreement” with Kratos, which will manufacture Chaparrals for both Elroy’s defense and commercial customers.

●	What makes Chaparral different is the company’s “contrarian bet” on hybrid-electric power. That gives its range and fuel efficiency a boost, but, more importantly, offers “50kW of spare power” that effectively makes the drone a “roving [Auxiliary Power Unit] that can provide power where it’s needed out in the battlefield,” Clare said.

Bottom line: And according to the company, all that’s gotten the attention of a whole lot of customers on both the commercial and defense sides of the ball.

●	On the commercial side, Elroy has roughly 1,400 Chaparrals in the order pipeline from logistics and aviation companies, including FedEx, and over $5B in “potential revenue.” That’s the “actual order pipeline in a variety of different forms of signed agreements on just the commercial side of our business,” Clare explained.

●	On the defense side, they have over six years of “active defense programs” with the US Army, Marine Corps, and Air Force under their belt, along with a lot of interest from foreign buyers, including the UAE and the Japan Self-Defense Forces.

Switch up: Contested logistics is the Chaparral’s main selling point, but Elroy is “almost seeing balanced, if not more, interest in other use cases, which, for the military, turns the value prop from a logistics aircraft into a multi-mission capable drone,” Clare said. “[Customers] buy one aircraft, and then can really just swap the [cargo] pod to do different missions throughout the day, depending on what they need.”

●	Those other missions include everything from “counter-UAS,” including looking at ways to “use that 50kW of spare power” in the air (airborne lasers, anyone?), to a small-drone mothership configuration and ISR.

●	“Basically, any use case you could imagine where you can put that energy and power to work is getting a lot of interest and traction right now across the DoW,” he added. “All you need to do is swap the pod to be able to do a variety of different missions with this aircraft.”

The SPAC deal and public listing is all about ramping up manufacturing to deliver on that big order pipeline.

“We have this surging demand from both defense and commercial customers that we wanted to raise production capital for to really go after this market and capture it,” Clare said. “This really accelerates our production timelines…and allows us to get this into the hands of the warfighter faster… It was just a no-brainer to really be able to efficiently tap the public markets.”

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC intends to file a Registration Statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Columbus Circle Capital Corp II, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the Parties to successfully consummate the Business Combination, Elroy Air’s demand pipeline and potential revenue opportunities, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that the combined company will use the proceeds of the any PIPE investment and the Business Combination as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the Parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the Parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent and memorandums of understanding and the risk that such letters of intent and memorandums of understanding may not convert to binding orders and there can be no assurance that any or all of such letters of intent and memorandums of understanding will result in future revenue and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the FAA, Department of Defense, and other governmental authorities for drone operations; the effects of competition on Elroy Air’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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